SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 24, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F X       Form 40-F
                                  ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date:  February 24, 2006                By       Theresa Robinson
    ----------------------                       ----------------

                                                 Name: Mrs T Robinson
                                                 Group Secretariat Co-ordinator

24 February 2006

Corus Finance plc
(pound)150,000,000 11.5 per cent. debenture stock due 2016

At a meeting held earlier today, stockholders passed a resolution to grant the Company the ability to redeem the stock early. The relevant supplemental trust deed has now been executed.

The Company hereby announces that:

(a) stock which is the subject of a valid offer to sell pursuant to the invitation made on 1 February 2006 (as amended by RNS announcement on 13 February 2006) will be purchased on the terms of that offer; and

(b) stock which is not the subject of a valid offer to sell pursuant to such invitation will be redeemed.

Both of the above will be made at a price (the "purchase price") determined on the basis of the reference gilt yield at 11.00 am on 28 February 2006. A further announcement will be made at that time. Settlement will be on 3 March 2006. Further details are contained in the Invitation Memorandum dated 1 February 2006.


Further information:

Corus Group plc: Paul Strickland, Director Corporate Finance (020 7717 4595); and Emma Tovey, Director Investor Relations (020 7717 4505)

JPMorgan Cazenove (Dealer Manager): Francis Burkitt (020 7155 4924); John Cavanagh (020 7742 7506); and Tim Waters (020 7155 8101)

Lloyds TSB Registrars: Tender and Tabulation Agent: Helpline (0870 609 2158 or from overseas +44 1903 276 342)